MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

February 10, 2016

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Amendment No. 10 to the Registration Statement on Form N-1A for MFS Series Trust XIV (the "Trust ") on behalf of MFS Institutional Money Market Portfolio (the "Fund") (File No. 811-22033)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to your comments of January 28, 2016, on the above-mentioned amendment filed with the Securities and Exchange Commission (the "SEC") on December 23, 2015. The Amendment was filed for the purpose of updating the Fund's financial and other information, and, in connection therewith, making certain other minor and conforming changes.

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Amendment.

Response:	As requested, in connection with the filing of the above-referenced Amendment, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
February 10, 2016

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment:
Under "Appendix F – Investment Restrictions," in the Fund's Statement of Additional Information, the following is included: "For purposes of fundamental investment restriction no. 6, investments in other investment companies are not considered an investment in any particular industry and portfolio securities held by an underlying fund in which the Fund may invest are not considered to be securities purchased by the Fund." Please confirm that MFS is aware of the SEC staff's position that to the extent practical a fund should look through to the holdings of such underlying funds when monitoring the Fund's industry concentration limit.

Response:
Although we are aware of the SEC's position that a fund should look through to the holdings of underlying funds to the extent practical when monitoring the Fund's industry concentration limit, MFS is not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Please note that investing in underlying investment companies is not a Principal Investment Strategy of the Fund.

3.	Comment:	Please confirm that the Fund will comply with the requirements of Item 16(g) of form N-1A by April 14, 2016.

Response:
We believe the Fund complies with the requirements Item 16(g) of Form N-1A. Please note that in the last 10 years, the Fund has not imposed liquidity fees, suspended redemptions, nor received financial support. Furthermore, we do not believe that Item 16(g) of Form N-1A requires a fund to affirmatively disclose that it has not imposed liquidity fees, suspended redemptions, or received financial support within the last 10 years.

Securities and Exchange Commission
February 10, 2016

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary